Richard E. Chandler, Jr. Senior Vice President, General Counsel & Corporate Secretary	D/D: 281/233-5400 Fax: 281/233-5996	rchandler@smith.com

June 23, 2010

VIA EDGAR AND OVERNIGHT DELIVERY

Mr. H. Roger Schwall
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3561
Washington, D.C. 20549

Re:      Smith International, Inc.
            Form 10-K for the Fiscal Year Ended December 31, 2009
            Filed March 1, 2010
            File No. 1-08514

Dear Mr. Schwall:

            On behalf of Smith International, Inc. (the “Company”), I hereby submit the following responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the letter from the Division of Corporation Finance, dated May 28, 2010, with respect to the above-referenced filings.  This letter is being filed with the Commission electronically via the EDGAR system today and a hard copy of this letter will also be delivered to you by overnight mail.

            Certain portions of this letter have been redacted pursuant to Rule 12b-4 promulgated under the Securities Exchange Act of 1934, as amended (“Rule 12b-4”) and Rule 83 of the Rules of Practice of the Commission (17 C.F.R. §200.83) (“Rule 83”).  We will supplementally furnish a copy of such portions of the letter to you by overnight mail pursuant to a FOIA confidentiality request.

For the convenience of the Staff, each of the Staff’s comments is reproduced below and is followed by the corresponding response of the Company.

Business Operations, page 2

Non U.S. Operations, page 5

1.               Staff’s Comment:  We note from disclosure on page 5 that you conduct operations in Iran, Syria and Sudan.  Please describe to us the transactions, contracts, agreements and understandings you have entered into with Iran, Syria and Sudan since your letter to us of August 8, 2008 and provide us with an updated materiality analysis of your contacts with these countries individually and in the aggregate, and whether these contacts constitute a material investment risk for your security holders.  You should address materiality in quantitative terms, including the approximate dollar amount of your revenues, assets and liabilities associated with Iran, Sudan and Syria.  Please also address materiality in terms of qualitative factors that a reasonable investor would deem important in making an

Mr. H. Roger Schwall

U.S. Securities and Exchange Commission

June 23, 2010

            investment decision, including the potential impact of corporate activities upon your reputation and share value.

Response: The Company has updated its materiality analysis of its contacts with the above mentioned countries and continues to believe that its contacts with Iran, Syria and Sudan are not material to its operations, either on a quantitative or qualitative basis.

As disclosed in the above-referenced filing, in the aggregate, revenue associated with Iran, Syria and Sudan represents approximately one percent of the Company’s overall global revenues for each of the past three years, and the Company does not view such as strategically significant to its operations as a whole.

From a qualitative perspective, the Company’s sales to Iran, Syria and Sudan are made by non-U.S. wholly and partially owned affiliates of the Company.  The Company’s sales in Iran, Syria and Sudan are strategically insignificant to the Company as a whole and the loss of any or all of the Company’s sales in Iran, Syria and Sudan would not have a material impact on the Company’s worldwide operations.

In addition, certain of our activities in Iran and Sudan have been disclosed publicly, including in response to previous comments by the Staff, and, to our knowledge, there has been no detrimental impact on our reputation or share value due to these permissible activities. The subject has not been raised in investor conference calls or investor meetings and has only rarely been raised through other investor correspondence.  As such, the Company does not believe its operations in Iran, Syria and Sudan will have any material impact on its relations with its shareholders or with the investment community.

The Company has also made significant progress in, and is now in the final stages of completing, its voluntary withdrawal from Iran and Sudan, as described below.  The Company believes that both the method in which it is conducting its withdrawal, and its decision to voluntarily initiate withdrawal prior to any inquiries from any governmental authorities, demonstrate its commitment to compliance with sanctions and other applicable laws and mitigate any potential reputational risks which might impact the Company’s share value.

Based on the foregoing, particularly because of the insignificant nature of our operations in Iran, Syria and Sudan, the Company does not believe that its operations in such countries, either individually or in the aggregate, are material from either a quantitative or a qualitative perspective in terms of the factors that a reasonable investor would deem important in making an investment decision, including factors that would affect the Company’s reputation or share value.

Pursuant to Rule 12b-4 and Rule 83, we have redacted and are supplementally furnishing a response to the Staff setting forth certain confidential information responsive to the Staff’s comments.  We hereby request that such information be returned to us upon completion of your review, and that pending its return, such information be withheld from release as containing

Mr. H. Roger Schwall

U.S. Securities and Exchange Commission

June 23, 2010

competitively sensitive, proprietary business information of the Company.

2.               We note the statement that you are actively pursuing the termination of all business activities in Iran and Sudan.  Please update us on the status of this, including your proposed timetable for termination, whether and how long you anticipate continuing business in these countries pursuant to contractual obligations, and whether you will close any offices in those countries.

Response:  Pursuant to Rule 12b-4 and Rule 83, we have redacted and are supplementally furnishing a response to the Staff setting forth certain confidential information responsive to the Staff’s comments.  We hereby request that such information be returned to us upon completion of your review, and that pending its return, such information be withheld from release as containing competitively sensitive, proprietary business information of the Company.

Risk Factors, page 8

Our business operations in countries outside the United States are subject to a number of U.S. federal laws and regulations…..page 10

3.               Staff’s Comment:  Please describe to us the nature of the activities underlying the subpoena you received with respect to historical business practices in Iran and Sudan.

Response:  Pursuant to Rule 12b-4 and Rule 83, we have redacted and are supplementally furnishing a response to the Staff setting forth certain confidential information responsive to the Staff’s comments.  We hereby request that such information be returned to us upon completion of your review, and that pending its return, such information be withheld from release as containing competitively sensitive, proprietary business information of the Company.

Mr. H. Roger Schwall

U.S. Securities and Exchange Commission

June 23, 2010

*          *          *          *

            In addition, the Company hereby acknowledges that:

•       it is responsible for the adequacy and accuracy of the disclosure in the filing;

•       Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•       it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

            The Company hopes that the foregoing has been responsive to the Staff’s comments.  If you have any questions related to this letter, please contact the undersigned at (281) 233-5400.

Sincerely,

/s/ Richard E. Chandler, Jr.
Richard E. Chandler, Jr.
Senior Vice President, General Counsel and
Secretary

cc:        Daniel A. Neff, Esq.

David E. Shapiro, Esq.

William Restrepo